EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

       Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2015	2014	2013	2012	2011

Income (loss) from continuing operations before income taxes and
income from partially owned entities	$735,103	$492,492	$328,810	$(29,300)	$358,473
Fixed charges	450,450	487,701	481,216	467,183	478,164
Income distributions from partially owned entities	63,438	96,286	54,030	226,172	93,635
Capitalized interest and debt expense	(59,305)	(62,786)	(42,303)	(16,801)	(1,197)
Preferred unit distributions	(158)	(50)	(1,158)	(9,936)	(16,853)

Earnings - Numerator	$1,189,528	$1,013,643	$820,595	$637,318	$912,222

Interest and debt expense	$378,025	$412,755	$425,782	$431,235	$453,420
Capitalized interest and debt expense	59,305	62,786	42,303	16,801	1,197
1/3 of rental expense – interest factor	12,962	12,110	11,973	9,211	6,694
Preferred unit distributions	158	50	1,158	9,936	16,853
Fixed charges - Denominator	450,450	487,701	481,216	467,183	478,164
Preferred share dividends	80,578	81,464	82,807	76,937	65,531
Combined fixed charges and preference dividends - Denominator	$531,028	$569,165	$564,023	$544,120	$543,695

Ratio of earnings to fixed charges	2.64	2.08	1.71	1.36	1.91

Ratio of earnings to combined fixed charges and preference dividends	2.24	1.78	1.45	1.17	1.68

       Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and debt expense and (v) preferred unit distributions of the Operating Partnership.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and debt expense, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.